Exhibit 4.1

Talk America Executive Nonqualified Savings Plan

TALK AMERICA

EXECUTIVE NONQUALIFIED SAVINGS PLAN

(Effective February 1, 2006)

ARTICLE 1
PURPOSE

In recognition of the services provided by certain key employees, the Board of Directors of Talk America Holdings, Inc., a Delaware corporation, has adopted the Talk America Executive Nonqualified Savings Plan, effective February 1, 2006, to make additional retirement benefits and increased financial security available on a tax-favored basis to those individuals. The Plan is intended to be a nonqualified deferred compensation plan that complies with the provisions of Code Section 409A. The Plan is intended to be an unfunded plan maintained primarily for the purpose of providing deferred compensation benefits for a select group of management or highly compensated employees.

      ARTICLE 2
DEFINITIONS

“Affiliate” means: (a) any firm, partnership, or corporation that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with the Company; (b) any other organization similarly related to the Company that is designated as such by the Board; and (c) any other entity 50% or more of the economic interests in which are owned, directly or indirectly, by the Company.

“Beneficiary” means the person or persons designated as such in accordance with Section 7.3.

“Board” means the Board of Directors of Talk America Inc.

“Change of Control” means a change in the ownership or effective control of Holdings or the Company, or in the ownership of a substantial portion of the assets of Holdings or the Company, within the meaning of Code Section 409A and the regulations and Internal Revenue Service guidance issued thereunder.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the Talk America Benefits Committee, appointed from time to time by the Board.

“Company” means Talk America Inc., a Pennsylvania corporation, as well as each Affiliate identified in Appendix A as may from time to time participate in the Plan by or pursuant to authorization of the Board and the board of directors of such Affiliate.

“Compensation” means, for any Eligible Employee, the total cash remuneration for services payable by the Company with respect to a Plan Year, as determined pursuant to guidelines established and revised by the Plan Administrator from time to time and communicated to Eligible Employees.

The Compensation of each Eligible Employee taken into account for determining all benefits provided under the Plan for any Plan Year shall not exceed the annual compensation limit under Code Section 401(a)(17) for such Plan Year ($220,000 for 2006).

“Contribution Dollar Limitation” means the limit stated in Code Section 415(c)(1)(A) ($44,000 for 2006), as adjusted in accordance with Code Section 415(d)(1)(C).

“Disability” means a disability as defined in Code Section 409A(a)(2)(C).

“Disabled” means having a Disability. The determination of whether a Participant is Disabled shall be made by the Plan Administrator, whose determination shall be conclusive.

“Distribution Account(s)” means, with respect to a Participant, the Fixed Distribution Account and/or the Flexible Distribution Account(s) established on the books of account of the Company, pursuant to Section 5.1, for that Participant.

“Earnings Crediting Options” means the deemed investment options selected by the Participant from time to time pursuant to which deemed earnings or losses are credited or debited, as the case may be, to the Participant’s Distribution Accounts.

“Effective Date” means February 1, 2006.

“Eligible Employee” means an Employee who has attained age 21 and completed one (1) year of Service with the Company, and whose base salary from the Company for the previous twelve (12) months is at least $100,000. Notwithstanding the foregoing, for purposes of determining those Eligible Employee as of the Effective Date, the Employee’s base salary for the calendar year ending December 31, 2005 shall be considered.

“Employee” means any individual employed by the Company on a regular, full-time basis (in accordance with the personnel policies and practices of the Company), including citizens of the United States employed outside of their home country and resident aliens employed in the United States; provided, however, that to qualify as an “Employee” for purposes of the Plan, the individual must be a member of a “select group of management or highly compensated employees” within the meaning of Sections 201, 301 and 401 of the Employee Retirement Income Security Act of 1974, as amended; provided further, that the following individuals shall not be eligible to participate in the Plan: (a) individuals who are not classified by the Company as its employees, even if they are retroactively recharacterized as employees by a third party or the Company, (b) individuals for whom the Company does not report wages on Form W-2 or who are not on an employee payroll of the Company; and (c) individuals who have entered into an agreement with the Company which excludes them from participation in employee benefit plans of the Company (whether or not they are treated or classified as employees for certain specified purposes that do not include eligibility in the Plan).

“Employer” means Talk America Inc. and its Affiliates.

“Enrollment Agreement” means the authorization form which an Eligible Employee files with the Plan Administrator to participate in the Plan, including, without limitation, one that is completed and/or sent electronically in a manner specified by the Plan Administrator.

“Holdings” means Talk America Holdings, Inc., a Delaware corporation.

“Key Employee” means a “specified employee” as defined in Code Section 409A(a)(2)(B)(i).

“Matching Contributions” are contributions credited to the Participant’s Fixed Distribution Account by the Company pursuant to Section 4.3 of the Plan.

“Participant” means an Eligible Employee who has filed a completed and executed Enrollment Agreement with the Plan Administrator or its designee and is participating in the Plan in accordance with the provisions of Article 4. In the event of the death or incompetency of a Participant, the term shall mean his or her personal representative or guardian. An individual shall remain a Participant until that individual has received full distribution of any amount credited to the Participant’s Distribution Account(s).

“Plan” means the Talk America Executive Nonqualified Savings Plan, as amended from time to time.

“Plan Administrator” means the Committee.

“Plan Year” means the 12-month period beginning on each January 1 and ending on the following December 31. Notwithstanding the foregoing, for purposes of the Plan Year which includes the Effective Date (the “Initial Plan Year”), “Plan Year” means the period beginning on the Effective Date and ending on December 31, 2006.

“Service” means the period of time during which an employment relationship exists between an Employee and the Company, including any period during which the Employee is on an approved leave of absence, whether paid or unpaid. “Service” shall not be deemed to have ceased if an Employee transfers directly between the Company and an Affiliate.

“Subsequent Election” means an election made by a Participant in accordance with Section 4.1(d).

“Unforeseeable Emergency” means a severe financial hardship to the Participant resulting from an illness or accident of the Participant, the Participant’s spouse, or a dependent (as defined in Code Section 152(a)) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

ARTICLE 3
ADMINISTRATION OF THE PLAN AND DISCRETION

    3.1.  The Committee, as Plan Administrator, shall have full power and authority to interpret the Plan, to prescribe, amend and rescind any rules, forms and procedures as it deems necessary or appropriate for the proper administration of the Plan and to make any other determinations and to take any other such actions as it deems necessary or advisable in carrying out its duties under the Plan. All action taken by the Plan Administrator arising out of, or in connection with, the administration of the Plan or any rules adopted thereunder, shall, in each case, lie within its sole discretion, and shall be final, conclusive and binding upon Holdings, the Company, the Board, all Employees, all Beneficiaries and all persons and entities having an interest therein. The Committee, may, however, delegate to any person or entity any of its powers or duties under the Plan. To the extent of any such delegation, the delegate shall become the Plan Administrator responsible for administration of the Plan, and references to the Plan Administrator shall apply instead to the delegate. Any action by the Committee assigning any of its responsibilities to specific persons who are directors, officers, or employees of the Company shall not constitute delegation of the Committee’s responsibility but rather shall be treated as the manner in which the Committee has determined internally to discharge such responsibility.

    3.2.  The Plan Administrator shall serve without compensation for its services unless otherwise determined by the Board. All expenses of administering the Plan shall be paid by the Company.

    3.3.  The Company shall indemnify and hold harmless the Plan Administrator from any and all claims, losses, damages, expenses (including counsel fees) and liability (including any amounts paid in settlement of any claim or any other matter with the consent of the Board) arising from any act or omission of such member, except when the same is due to gross negligence or willful misconduct.

    3.4.  Any decisions, actions or interpretations to be made under the Plan by the Company, the Board or the Plan Administrator shall be made in its respective sole discretion, not as a fiduciary, and need not be uniformly applied to similarly situated individuals and shall be final, binding and conclusive on all persons interested in the Plan.

    ARTICLE 4
PARTICIPATION

    4.1.  Election to Participate.

               (a)  Eligibility and Timing of Election to Participate. Any Eligible Employee may enroll in the Plan effective as of the first day of a Plan Year by filing a completed and fully executed Enrollment Agreement with the Plan Administrator by a date set by the Plan Administrator.

  (i)  Filing of Enrollment Agreement. An executed Enrollment Agreement must be filed by December 31 of the Plan Year preceding the Plan Year in which such Compensation is to be earned, or such earlier time as may be established by the Plan Administrator.

(ii)  Initial Plan Year. For the short Initial Plan Year commencing on the Effective Date, an executed Enrollment Agreement must be submitted by January 31, 2006 and shall be effective for Compensation earned in payroll periods on and after the Effective Date.

                      (iii)  Revocation of Election. Deferral elections for a Plan Year are irrevocable.

                (b)  Amount of Deferral. Pursuant to the Enrollment Agreement, the Eligible Employee shall irrevocably elect the percentage by which (as a result of payroll deduction) an amount equal to any whole percentage of the Participant’s Compensation will be deferred for the Plan Year. Each Participant’s Enrollment Agreement shall designate separately the percentage of Compensation to be taken from the Participant’s base salary and bonus for the Plan Year. The amount that may be deferred is any whole percentage of the Participant’s Compensation, up to 15% and not in excess of the applicable dollar amount contained in Code Section 402(g)(1)(B) and (4) in effect at the beginning of the Plan Year ($15,000 for 2006); provided, however, that deferrals will be made after required non-deferrable payroll tax deductions and any deductions elected by the Participant (including, but not limited to, deductions for payment of health insurance premiums). The Plan Administrator may establish minimum amounts that may be deferred under this Section 4.1 and may change such standards from time to time. Any such minimum shall be communicated by the Plan Administrator to the Participants prior to the date by which Participants must submit an Enrollment Agreement with respect to the Plan Year to which the minimum applies.

(i)  Catch-Up Deferrals. Notwithstanding Section 4.1(b), Eligible Employees who have attained age 50 before the close of a Plan Year shall be eligible to make catch-up deferrals subject to the limitations of Code Section 414(v)(2)(B)(i) and (C) ($5,000 for 2006). The maximum deferral percentage and dollar limits specified above in Section 4.1(b) shall not apply to limit catch-up deferrals described in this Section, and such catch-up deferrals shall not be taken into account for purposes of the maximum contribution limitation in Section 4.4 of the Plan.

(c)  Timing and Form of Payment of Distribution from Accounts. At the time that a Participant makes a deferral election with respect to a Plan Year, the Participant shall designate the time and form in which such deferral shall be distributed (together with any Matching Contributions made for such Plan Year) and all notional earnings thereon, and the Distribution Account(s) to which the amounts deferred by the Participant pursuant to that Enrollment Agreement will be credited. All Enrollment Agreements filed by an Eligible Employee must provide for distribution to be made at a time and in a form that is consistent with the distribution options made available under the Plan and permitted under applicable law, including, without limitation, Code Section 409A. An election with respect to the time and form of benefit distributions may not be changed, except as expressly provided for herein.

(d)  Subsequent Elections. Each Participant who has made an election to defer Compensation may make a Subsequent Election to further defer the time of payment and/or change the form of payment for one or more of such Participant’s Distribution Account(s). No such Subsequent Election shall be valid unless it is made 12 months prior to the originally scheduled payment date applicable to such Distribution Account and the payment commencement date is deferred for not less than five (5) years from the originally scheduled payment date. In the event of the Participant’s termination of Service with the Company prior to the expiration of 12 months from the date the Subsequent Election is made, the Subsequent Election shall be of no effect and distribution shall be made in accordance with Section 6.3.

(e)  Vesting. All Compensation deferred by Participants under this Section 4.1, and any deemed earnings thereon, shall be fully and immediately vested and nonforfeitable.

    4.2.  Filing of Elections by New Eligible Employees.

(a)  New Eligible Employees. The Plan Administrator may, in its discretion, permit an Employee who first becomes an Eligible Employee after the beginning of a Plan Year to enroll in the Plan for that Plan Year by filing a completed and fully executed Enrollment Agreement, in accordance with Section 4.1, as soon as practicable following the date the Employee becomes an Eligible Employee but, in any event, not later than 30 days after such date. Notwithstanding the foregoing, however, any election by an Eligible Employee to defer Compensation pursuant to this Section 4.2(a) shall apply only to such amounts as are earned by the Eligible Employee after the date on which such Enrollment Agreement is filed.

(b)  Promotions. The Plan Administrator may, in its discretion, permit an Employee who first becomes an Eligible Employee after the beginning of a Plan Year due to a promotion, to enroll in the Plan for that Plan Year by filing a completed and fully executed Enrollment Agreement, in accordance with Section 4.1, as soon as practicable following the date the Employee becomes an Eligible Employee but, in any event, not later than 30 days after such date. Notwithstanding the foregoing, however, any election by an Eligible Employee to defer Compensation pursuant to this Section 4.2(b) shall apply only to such amounts as are earned by the Eligible Employee after the date on which such Enrollment Agreement is filed.

    4.3.  Matching Contributions. The Company may make a Matching Contribution if a Participant defers Compensation under the Plan during a Plan Year. Such Matching Contribution will be made in the sole and absolute discretion of the Company, and to such Participants or group(s) or category(ies) of Participants as shall be determined in the sole and absolute discretion of the Committee. If made for a Plan Year, the Matching Contribution will be credited to the Participant’s Fixed Distribution Account in an amount equal to $.25 for each $1.00 of Compensation deferred by the Participant, up to a maximum of 4% of Compensation.

    4.4.  Maximum Contribution. For each Plan Year, the maximum aggregate amount which may be deferred and contributed on a Participant’s behalf pursuant to Sections 4.1(b) and 4.3 shall not exceed the Contribution Dollar Limitation.

ARTICLE 5
ALLOCATION TO ACCOUNTS

    5.1.  Distribution Accounts. For each Participant, the Plan Administrator shall establish and maintain one Fixed Distribution Account and shall establish and maintain up to five (5) separate Flexible Distribution Accounts. The amount of Compensation deferred pursuant to Section 4.1 shall be credited by the Company to the Participant’s Distribution Account(s), in accordance with the Participant’s Enrollment Agreement, as soon as reasonably practicable following the close of the payroll period or bonus payment date for which the deferred Compensation would otherwise be payable, as determined by the Plan Administrator in its sole discretion. Any amount once taken into account as Compensation for purposes of the Plan shall not be taken into account thereafter. Matching Contributions, when credited, as determined by the Plan Administrator in its sole discretion, are credited only to the Fixed Distribution Account. The Participant’s Distribution Account(s) shall be reduced by the amount of payments made by the Company to the Participant or the Participant’s Beneficiary pursuant to the Plan.

    5.2.  Earnings on Distribution Accounts.

(a)  General. A Participant’s Distribution Account shall be credited with earnings in accordance with the Earnings Crediting Options elected by the Participant from time to time. Participants may allocate their Distribution Accounts among the Earnings Crediting Options available under the Plan only in whole percentages of not less than 1%.

(b)  Investment Options. The deemed rate of return, positive or negative, credited or debited, as the case may be, under each Earnings Crediting Option is based upon the actual investment performance of the investment fund(s) as the Plan Administrator may designate from time to time, and shall equal the total return of such investment fund net of asset based charges, including, without limitation and as the Plan Administrator determines from time to time, money management fees, fund expenses and mortality and expense risk insurance contract charges. The amount of such deemed investment rate of return shall be determined by the Plan Administrator and such determination shall be final and conclusive upon all concerned. The Plan Administrator reserves the right, on a prospective basis, to add or delete Earnings Crediting Options.

    5.3.  Earnings Crediting Options. Notwithstanding that the rates of return credited or debited to Participants’ Distribution Accounts under the Earnings Crediting Options are based upon the actual performance of the investment options specified in Section 5.2, or such other investment funds as the Plan Administrator may designate, neither Holdings nor the Company shall be obligated to invest any Compensation deferred by Participants under this Plan, or any other amounts, in such portfolios or in any other investment funds.

    5.4.  Changes in Earnings Crediting Options. A Participant may change the Earnings Crediting Options to which his or her Distribution Account(s) are deemed to be allocated, subject to such rules and limitations as may be determined by the Plan Administrator. Each such change may include (a) reallocation of the Participant’s existing Distribution Account(s) in whole percentages of not less than 1%, and/or (b) change in investment allocation of amounts to be credited to the Participant’s Distribution Account(s) in the future, as the Participant may elect. The effect of a Participant’s change in Earnings Crediting Options shall be reflected in the Participant’s Distribution Account(s) as soon as reasonably practicable following the Plan Administrator’s receipt of notice of such change, as determined by the Plan Administrator in its sole discretion.

    5.5.  Valuation of Accounts. Except as otherwise provided in Section 5.7, the value of a Participant’s Distribution Account(s) as of any date shall equal the amounts theretofore credited or debited to such Distribution Account(s), including any earnings (positive or negative) deemed to be earned on such Distribution Account(s) in accordance with Section 5.2 through the day preceding such date, less the amounts theretofore deducted from such Distribution Account(s).

    5.6.  Statement of Accounts. The Plan Administrator shall provide to each Participant, not less frequently than annually, a statement in such form as the Plan Administrator deems appropriate setting forth the balance standing to the credit of each Participant in each of his or her Distribution Account(s).

    5.7.  Distributions from Accounts.

                (a)  For purposes of any provision of the Plan relating to distribution of benefits to Participants or Beneficiaries, the value of a Participant’s Distribution Account(s) shall be determined as of a date as soon as reasonably practicable preceding the distribution date, as determined by the Plan Administrator in its sole discretion. In the case of any benefit payable in the form of a single lump-sum payment, the value of a Participant’s Distribution Account(s), as determined pursuant to this Article, shall be distributed. In the case of any benefit payable in the form of annual installments, as of any payment date, the amount of each installment payment shall be determined as the quotient of (x) the value of the Participant’s Distribution Account subject to distribution, as determined pursuant to this Article, divided by (y) the number of remaining annual installments immediately preceding the payment date.

(b)  Any distribution made to or on behalf of a Participant from his or her Distribution Account in an amount which is less than the entire balance of any such Distribution Account shall be made pro rata from each of the Earnings Crediting Options to which such Distribution Account is then allocated.

(c)  Any and all distributions from the Plan shall be made in cash.

    5.8.  Small Benefit Cash-Out. If a Participant or Beneficiary becomes eligible for a distribution in accordance with the provisions of Section 6.3(a) or 6.3(b), relating to payments following termination of Service, Disability or death, the Plan Administrator shall, notwithstanding any election of the time and form of payment by the Participant, distribute to the Participant (or Beneficiary, as applicable) his or her Distribution Account(s) as soon as administratively practicable (but not later than required by Code Section 409A) following such Participant’s termination of Service, Disability or death, if the value of the Participant’s Distribution Account(s) does not exceed $10,000, or such higher amount as may be permitted under Code Section 409A.

ARTICLE 6
BENEFITS TO PARTICIPANTS

    6.1.  Benefits From the Fixed Distribution Account. Benefits from a Participant’s Fixed Distribution Account shall be paid to the Participant as follows:

(a)  Fixed Distributions. The Participant’s Fixed Distribution Account shall be distributed in one of the following methods, as elected by the Participant in the Enrollment Agreement: (i) in a lump sum; or (ii) in up to 15 annual installments. Unless elected otherwise in accordance with this Section 6.1(a), the default form of payment of a Participant’s Fixed Distribution Account shall be a lump sum.

(b)  Time of Payment. Any benefit payable in accordance with this Section 6.1 shall be paid or commence by January 31 of the Plan Year following the payment date elected by the Participant in the Enrollment Agreement or in a Subsequent Election.

(c)  Forfeiture. If a Participant terminates Service, other than due to retirement (as determined pursuant to the terms of the Talk America, Inc. 401(k) Plan), Disability or death, prior to being credited with three (3) years of Service, as determined by the Plan Administrator in its sole discretion, the portion (if any) of the Participant’s Fixed Distribution Account attributable to Matching Contributions shall be forfeited, as follows:

Termination Prior to Completion of Year	Portion Forfeited
1	100%
2	67%
3	34%

    6.2.  Benefits From the Flexible Distribution Account. Benefits from a Participant’s Flexible Distribution Account shall be paid to the Participant as follows:

(a)          Flexible Distributions. In the case of a Participant who continues in Service, the Participant’s Flexible Distribution Account shall be paid or commence to be paid to the Participant by January 31 of the Plan Year following the payment date elected by the Participant in the Enrollment Agreement pursuant to which such Flexible Distribution Account was established (which payment date may be no earlier than two (2) years after the date such Flexible Distribution Account was established), in a lump sum or in up to 15 annual installments, as elected by the Participant in the Enrollment Agreement or in a Subsequent Election.

    6.3.  Acceleration of Payment.

(a)  Termination of Service. In the case of a Participant whose Service with the Company ceases, the Participant’s Distribution Account(s) shall be distributed as elected by the Participant in the Enrollment Agreement or in a Subsequent Election; provided, however, that the Distribution Account(s) of Participants who are Key Employees shall not be distributed prior to the expiration of six (6) months from the date of such termination, as determined by the Plan Administrator in its sole discretion. Prior to distribution, such Participant’s Distribution Account(s) shall continue to be credited with earnings and/or losses in accordance with Section 5.2 until fully distributed.

(b)  Disability or Death. In the case of a Participant who becomes Disabled or dies, the Participant’s Distribution Account(s) shall be distributed as elected by the Participant in the Enrollment Agreement or in a Subsequent Election. Prior to distribution, such Participant’s Distribution Account(s) shall continue to be credited with earnings and/or losses in accordance with Section 5.2 until fully distributed.

(c)  Unforeseeable Emergency. In the event that the Plan Administrator, upon written request of a Participant, determines, in its sole discretion, that the Participant has suffered an Unforeseeable Emergency, the Company shall pay to the Participant from his or her Distribution Account(s), as soon as practicable following such determination, an amount necessary to meet such Unforeseeable Emergency, in a manner consistent with Code Section 409A and the regulations and Internal Revenue Service guidance issued thereunder, after deduction of any and all taxes as may be required pursuant to Section 7.9 (the “Emergency Benefit”). Emergency Benefits shall be paid first from the Participant’s Flexible Distribution Account(s), if any, to the extent the balance of one or more of such Flexible Distribution Accounts is sufficient to meet the emergency, in the order in which such Accounts would otherwise be distributed to the Participant. If the distribution exhausts the Flexible Distribution Account(s), the vested portion of the Fixed Distribution Account may be accessed. With respect to that portion of any Distribution Account which is distributed to a Participant as an Emergency Benefit in accordance with this Section 6.3(c), no further benefit shall be payable to the Participant under this Plan.

(d)  Change of Control. To the extent permitted by the regulations and other guidance under Code Section 409A, within the 30 days preceding or the twelve (12) months following a Change of Control, the Board may exercise its discretion to terminate this Plan and, notwithstanding any other provision of the Plan or the terms of any Enrollment Agreement or Subsequent Election, distribute to or with respect to each Participant his or her entire Distribution Account.

(e)  Other Acceleration Events. To the extent permitted by Code Section 409A and the regulations and Internal Revenue Service guidance issued thereunder, notwithstanding the terms of an Enrollment Agreement or Subsequent Election, distribution of all or part of a Participant’s Distribution Account(s) may be made:

(i)  to the extent necessary to fulfill a domestic relations order (as defined in Code Section 414(p)(1)(B)); or

(ii)  to the extent necessary to pay the amount included in income by the Participant as a result of the Plan failing to meet the requirements of Code Section 409A and the regulations thereunder.

ARTICLE 7
MISCELLANEOUS

    7.1.  Amendment and Termination. The Plan may be amended, suspended, discontinued or terminated at any time by the Company; provided, however, that no such amendment, suspension, discontinuance or termination shall reduce or in any manner adversely affect the rights of any Participant with respect to benefits that are payable or may become payable under the Plan based upon the balance of the Participant’s Distribution Account(s) as of the effective date of such amendment, suspension, discontinuance or termination. Notwithstanding the preceding provisions of this Section 7.1, the Company reserves the right to amend the Plan, either retroactively or prospectively, in whatever manner is required to achieve compliance with the requirements of Code Section 409A.

    7.2.  Claims Procedure. It is intended that the claims procedures of this Plan be administered in accordance with the claims procedure regulations of the Department of Labor set forth in 29 CFR §2560.503-1.

(a)  Claim. A person who believes that he is being denied a benefit to which he is entitled under the Plan (hereinafter referred to as a “Claimant”) may file a written request for such benefit with the Plan Administrator, setting forth the claim.

(b)  Claim Decision. Upon receipt of a claim, the Plan Administrator shall advise the Claimant within ninety (90) days of receipt of the claim whether the claim is denied. If special circumstances require more than ninety (90) days for processing, the Claimant will be notified in writing within ninety (90) days of filing the claim that the Plan Administrator requires up to an additional ninety (90) days to reply. The notice will explain what special circumstances make an extension necessary and indicate the date a final decision is expected to be made.

If the claim is denied in whole or in part, the Claimant shall be provided a written opinion, using language calculated to be understood by the Claimant, setting forth:

(i)  The specific reason or reasons for such denial;

(ii)  The specific reference to pertinent provisions of this Plan on which such denial is based;

(iii)  A description of any additional material or information necessary for the Claimant to perfect his or her claim and an explanation why such material or such information is necessary;

(iv)  Appropriate information as to the steps to be taken if the Claimant wishes to submit the claim for review;

(v)  The time limits for requesting a review under subsection (c) and for review under subsection (d) hereof; and

(vi)  The Claimant’s right to bring a civil action under Section 502(a) of the Employee Retirement Income Security Act following an adverse benefit determination.

(c)  Request for Review. Within sixty (60) days after the receipt by the Claimant of the written opinion described above, the Claimant may request in writing that the Plan Administrator review its determination. The Claimant or his or her duly authorized representative may, but need not, review the pertinent documents and submit issues and comments in writing for consideration by the Plan Administrator. If the Claimant does not request a review of the initial determination within such sixty (60) day period, the Claimant shall be barred and estopped from challenging the determination.

(d)  Review of Decision. Within sixty (60) days after the Plan Administrator’s receipt of a request for review, it will review the initial determination. After considering all materials presented by the Claimant, the Plan Administrator will render a written opinion, written in a manner calculated to be understood by the Claimant, setting forth the specific reasons for the decision and containing specific references to the pertinent provisions of the Plan on which the decision is based. If special circumstances require that the sixty (60) day time period be extended, the Plan Administrator will so notify the Claimant and will render the decision as soon as possible, but no later than one hundred twenty (120) days after receipt of the request for review.

    7.3.  Designation of Beneficiary. Each Participant may designate a Beneficiary or Beneficiaries (which Beneficiary may be an entity other than a natural person) to receive any payments which may be made following the Participant’s death. Such designation may be changed or canceled at any time without the consent of any such Beneficiary. Any such designation, change or cancellation must be made in a form approved by the Plan Administrator and shall not be effective until received by the Plan Administrator, or its designee. If no Beneficiary has been named, or the designated Beneficiary or Beneficiaries shall have predeceased the Participant, the Beneficiary shall be the Participant’s estate. If a Participant designates more than one Beneficiary, the interests of such Beneficiaries shall be paid in equal shares, unless the Participant has specifically designated otherwise.

    7.4.  Limitation of Participant’s Right. Nothing in this Plan shall be construed as conferring upon any Participant any right to continue in Service, nor shall it interfere with the rights of the Company to terminate the employment of any Participant and/or to take any personnel action affecting any Participant without regard to the effect which such action may have upon such Participant as a recipient or prospective recipient of benefits under the Plan. Any amounts payable hereunder shall not be deemed salary or other compensation to a Participant for the purposes of computing benefits to which the Participant may be entitled under any other arrangement established by the Company or its Affiliates for the benefit of its employees.

    7.5.  No Limitation on Company Actions. Nothing contained in the Plan shall be construed to prevent the Company from taking any action which is deemed by it to be appropriate or in its best interest. No Participant, Beneficiary, or other person shall have any claim against the Company as a result of such action.

    7.6.  Obligations to Company. If a Participant becomes entitled to a distribution of benefits under the Plan, and if at such time the Participant has outstanding any debt, obligation, or other liability representing an amount owing to the Employer, then the Employer may offset such amount owed to it against the amount of benefits otherwise distributable. Such determination shall be made by the Plan Administrator in its sole discretion.

    7.7.  Nonalienation of Benefits. Except as expressly provided herein, no Participant or Beneficiary shall have the power or right to transfer (otherwise than by will or the laws of descent and distribution), alienate, or otherwise encumber the Participant’s or Beneficiary’s interest under the Plan. The Employer’s obligations under this Plan are not assignable or transferable, except to (a) any corporation or other entity which acquires all or substantially all of the Employer’s assets or (b) any corporation or other entity into which the Employer may be merged or consolidated. The provisions of the Plan shall inure to the benefit of each Participant and the Participant’s Beneficiaries, heirs, executors, administrators or successors in interest.

    7.8.  Protective Provisions. Each Participant shall cooperate with the Company by furnishing any and all information requested by the Company in order to facilitate the payment of benefits hereunder, taking such physical examinations as the Company may deem necessary and taking such other relevant action as may be requested by the Company. If a Participant refuses to cooperate, the Company shall have no further obligation to the Participant under the Plan, other than payment to such Participant of the then current vested balance of the Participant’s Distribution Account(s) in accordance with his or her Enrollment Agreement and/or Subsequent Election.

    7.9.  Taxes. The Company may make such provisions and take such action as it may deem appropriate for the withholding of any taxes which the Company is required by any law or regulation of any governmental authority, whether Federal, state or local, to withhold in connection with any benefits under the Plan, including, but not limited to, the withholding of appropriate sums from any amount otherwise payable to the Participant (or his or her Beneficiary). Each Participant, however, shall be responsible for the payment of all individual tax liabilities relating to any such benefits.

    7.10.  Unfunded Status of Plan. The Plan is an “unfunded” plan for tax and Employee Retirement Income Security Act purposes. This means that the value of a Participant’s Distribution Account(s) is based on the value assigned to a hypothetical bookkeeping account, which is invested in hypothetical shares or units of investments funds available under the Plan. As the nature of the investment fund which forms the “index” or “meter” for the valuation of the bookkeeping account changes, the valuation of the bookkeeping account changes as well. The amount owed to a Participant is based on the value assigned to the bookkeeping account. Holdings may decide to use a “rabbi trust” to anticipate its and the Company’s potential Plan liabilities, and it may attempt to have Plan investments mirror the hypothetical investments deemed credited to the bookkeeping accounts. However, the liability to pay the benefits is Holdings’ and the Company’s, and the assets of the rabbi trust are potentially available to satisfy the claims of non-participant creditors of Holdings and/or the Company. A Participant’s Distribution Account(s) shall at all times represent a general obligation of Holdings and the Company. The Participant shall be a general creditor of Holdings and the Company with respect to this obligation, and shall not have a secured or preferred position with respect to the Participant’s Distribution Account(s). Nothing contained herein shall be deemed to create an escrow, trust, custodial account or fiduciary relationship of any kind.

    7.11.  Severability. If any provision of this Plan is held unenforceable, the remainder of the Plan shall continue in full force and effect without regard to such unenforceable provision and shall be applied as though the unenforceable provision were not contained in the Plan.

    7.12.  Governing Law. The Plan shall be construed in accordance with and governed by the laws of the Commonwealth of Pennsylvania, without reference to the principles of conflict of laws.

    7.13.  Headings. Headings are inserted in this Plan for convenience of reference only and are to be ignored in the construction of the provisions of the Plan.

    7.14.  Gender, Singular and Plural. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, or neuter, as the identity of the person or persons may require. As the context may require, the singular may read as the plural and the plural as the singular.

    7.15.  Notice. Any notice or filing required or permitted to be given to the Plan Administrator under the Plan shall be sufficient if in writing and hand delivered, or sent by registered or certified mail, to Talk America Inc., 6805 Route 202, New Hope, Pennsylvania 18938; Attention: General Counsel, or to such other entity as the Plan Administrator may designate from time to time. Such notice shall be deemed given as to the date of delivery, or, if delivery is made by mail, as of the date shown on the postmark on the receipt for registration or certification.

IN WITNESS WHEREOF, Talk America Holdings, Inc. has caused this Plan to be executed by its officers thereunto duly authorized, on this 23rd day of January 2006.

Attest: /s/ Aloysius T. Lawn IV Aloysius T. Lawn, IV Secretary	TALK AMERICA HOLDINGS, INC. By: /s/ Edward B. Meyercord, III Edward B. Meyercord, III Chief Executive Officer

APPENDIX A

PARTICIPATING AFFILIATES

Participating Affiliates of Talk America Inc. as of February 1, 2006:

•	LDMI Telecommunications, Inc., a Michigan corporation